Exhibit 2

2010

FOURTH QUARTER RESULTS

Stock Listing Information

NYSE (ADS) Ticker: CX

MEXICAN STOCK EXCHANGE Ticker: CEMEXCPO

Ratio of CEMEXCPO TO CX = 10:1

Investor Relations

In the United States

1 877 7CX NYSE

In Mexico

52 (81) 8888 4292 E-Mail ir@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January - December				Fourth quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Consolidated cement volume (thousand metric tons)	65,646	65,052	1%		16,103	15,438	4%	
Consolidated ready-mix volume (thousand cubic meters)	51,001	53,920	(5%)		13,005	12,750	2%	
Consolidated aggregates volume (thousand metric tons)	158,458	167,950	(6%)		38,693	39,922	(3%)	
Net sales	14,069	14,544	(3%)	(4%)	3,492	3,444	1%	2%
Gross profit	3,943	4,274	(8%)	(10%)	893	911	(2%)	(2%)
Gross profit margin	28.0%	29.4%	(1.4pp)		25.6%	26.5%	(0.9pp)	
Operating income	856	1,165	(27%)	(32%)	125	98	28%	20%
Operating income margin	6.1%	8.0%	(1.9pp)		3.6%	2.9%	0.7pp	
Net income (loss) from continuing operations	(1,301)	436	N/A		(581)	265	N/A	
Operating EBITDA	2,314	2,657	(13%)	(16%)	482	474	2%	1%
Operating EBITDA margin	16.4%	18.3%	(1.9pp)		13.8%	13.8%	0.0pp	
Free cash flow after maintenance capital expenditures	512	1,215	(58%)		248	401	(38%)	
Free cash flow	387	805	(52%)		199	334	(40%)	
Net debt plus perpetual notes	17,053	18,098	(6%)		17,053	18,098	(6%)	
Total debt	16,409	16,130	2%		16,409	16,130	2%	
Total debt plus perpetual notes	17,729	19,175	(8%)		17,729	19,175	(8%)	
Earnings (loss) per ADS	(1.30)	0.12	N/A		(0.57)	(0.22)	(163%)	
Fully diluted earnings per ADS	N/A	0.12	N/A		N/A	N/A	N/A	
Average ADSs outstanding	999.2	893.2	12%		1,000.3	998.0	0%	
Employees	46,533	47,624	(2%)		46,533	47,624	(2%)	

This information does not include Australian operations for 2009. Please see page 17 on this report for additional information.

In millions of U.S. dollars, except ratios and per-ADS amounts. Average ADSs outstanding are presented in millions. Please refer to page 8 for end-of quarter CPO-equivalent units outstanding.

* Percentage variations adjusted for investments/divestments and currency fluctuations.

Consolidated net sales in the fourth quarter of 2010 reached US$3,492 million, representing an increase of 1% compared with that of the fourth quarter of 2009, or an increase of 2% on a like-to-like basis for the ongoing operations. The increase in sales was due to a higher contribution mainly from our Mexican operations. The infrastructure and residential sectors were the main drivers of demand in most of our markets.

Cost of sales as a percentage of net sales increased 0.9 percentage points to 74.4% from 73.5% during the fourth quarter of 2009. The increase in expenses as a percentage of net sales is mainly the result of higher fuel prices. **Selling, general, and administrative (SG&A)** expenses as a percentage of net sales decreased 1.6 percentage points during the quarter compared with the same period last year, from 23.6% to 22.0%. SG&A expenses decreased as a result of savings from our cost-reduction initiatives, partially offset by higher transportation costs.

Operating EBITDA increased 2% during the fourth quarter of 2010 compared with the same period last year, to US$482 million. The increase was due mainly to higher contributions from our Mexican and Egyptian operations as well as our cost-reduction initiatives. On a like-to-like basis for the ongoing operations, operating EBITDA increased 1%. **Operating EBITDA margin** remained flat at 13.8% compared to the fourth quarter of 2009.

Other expenses, net, for the quarter were US$220 million, which included impairment of fixed-assets and goodwill, a loss on the sale of assets, and severance payments.

Exchange gain (loss), net, for the quarter was a gain of US$7 million, resulting mainly from the appreciation of the Mexican peso against the U.S. dollar.

Gain (loss) on financial instruments for the quarter was a gain of US$44 million, resulting mainly from positive valuations of equity derivatives related to CEMEX shares.

Net income (loss) from continuing operations was a loss of US$581 million in the fourth quarter of 2010 versus net income of US$265 million in the fourth quarter of 2009 due to a lower exchange gain during the quarter and an increase in income tax expense in 2010 versus a positive contribution during the fourth quarter of 2009, which reflected the effect of tax losses in many of our operating jurisdictions due to reduced operating volumes combined with local currency exchange losses.

Total debt plus perpetual notes decreased US$374 million, reflecting prepayments under the Financing Agreement, a positive conversion effect during the quarter, and payment of other outstanding debt.

2010 Fourth Quarter Results Page 2

OPERATING RESULTS

MEXICO

	January - December				Fourth quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Net sales	3,435	3,113	10%	3%	902	723	25%	18%
Operating EBITDA	1,153	1,160	(1%)	(7%)	287	251	14%	8%
Operating EBITDA margin	33.6 %	37.3%			31.8%	34.8%		

In millions of U.S dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(4%)	(0%)	(4%)	24%	(1%)	30%
Price (USD)	8%	9%	11%	12%	19%	16%
Price (local currency)	0%	4%	3%	6%	11%	10%

Domestic gray cement volumes for our operations in Mexico were flat during the fourth quarter versus the same period last year, while ready-mix volumes increased 24% over the same period. For the full year, domestic gray cement and ready-mix volumes decreased 4% versus the comparable period a year ago.

During the quarter, the infrastructure sector was the main driver of demand for building materials, aided by federal resources to rebuild public infrastructure due to natural disasters. Formal housing investment, mainly low and middle-income housing, grew led by credit expansion from Infonavit and Fovissste, as well as from commercial banks, whereas informal housing saw a slight contraction. Activity from the industrial-and-commercial sector showed a moderate increase.

UNITED STATES

	January - December				Fourth quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Net sales	2,491	2,825	(12%)	(12%)	572	602	(5%)	(5%)
Operating EBITDA	(45)	143	N/A	N/A	(36)	(5)	(700%)	(700%)
Operating EBITDA margin	(1.8%)	5.1%			(6.3%)	(0.7%)		

In millions of U.S dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(0%)	3%	(7%)	(10%)	(5%)	(7%)
Price (USD)	(8%)	(8%)	(11%)	(4%)	(4%)	1%
Price (local currency)	(8%)	(8%)	(11%)	(4%)	(4%)	1%

In CEMEX's U.S. operations, domestic gray cement volumes increased 3%, while ready-mix and aggregates volumes decreased 10% and 7%, respectively, during the fourth quarter versus the same period last year. For the full year, domestic gray cement volumes remained flat, while ready-mix and aggregates volumes decreased 7% and 5%, respectively, versus the comparable period of the previous year. On a like-to-like basis for the ongoing operations, aggregates volumes decreased 1% during the quarter and 1% for the full year, versus the comparable periods last year.

Construction activity continued to stabilize in the fourth quarter. Midterm elections, the tax agreement between Congress and the Executive branch, and the second round of quantitative easing have improved the overall business environment and increased consumer confidence. Volume performance during the quarter was muted by adverse weather conditions, particularly in California, Arizona and Nevada. Volume growth in cement during the quarter was driven by the infrastructure sector. The residential sector remained relatively flat while the decline in industrial and commercial sector moderated.

2010 Fourth Quarter Results

Page 3

OPERATING RESULTS

EUROPE

	January - December				Fourth quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Net sales	4,793	5,360	(11%)	(7%)	1,130	1,322	(15%)	(8%)
Operating EBITDA	434	596	(27%)	(24%)	81	109	(26%)	(20%)
Operating EBITDA margin	9.1%	11.1%			7.2%	8.2%		

In millions of U.S dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(8%)	(4%)	(7%)	(7%)	(8%)	(11%)
Price (USD)	(8%)	(11%)	(6%)	(7%)	(4%)	(6%)
Price (local currency)	(5%)	(4%)	(1%)	0%	1%	1%

Domestic gray cement volumes for our Spanish operations decreased 12% during the fourth quarter of 2010 compared with the same period last year. Ready-mix volumes decreased 9% during the quarter versus the comparable period a year ago. For the full year, domestic gray cement volumes decreased 22%, while ready-mix volumes declined 20%. Volumes for the quarter were affected by continuing weakness across all demand sectors and regions, especially from Levante and Centro. High inventory levels and limited financing in the residential sector affected performance for the quarter. Construction spending in the infrastructure sector remained weak given the limited economic resources as well as cuts in the national budget.

Domestic gray cement and aggregates volumes for our United Kingdom operations decreased 3% and 6%, respectively, and increased 1% for ready-mix during the quarter versus the comparable period in 2009. For the full year, domestic gray cement volumes increased 1%, while ready-mix and aggregates volumes decreased 3% and 2%, respectively, versus 2009. Results for the quarter were driven by the infrastructure and housing sectors. Slower economic growth and fragile consumer confidence affected the industrial-and-commercial sector. Harsh weather conditions throughout the UK had a negative effect on volumes during the quarter.

In France, our domestic ready-mix and aggregates volumes increased 6% and decreased 2%, respectively, during the quarter versus the comparable period of 2009. For the full year, ready-mix and aggregates volumes increased 1% and decreased 4%, respectively, versus 2009. During the quarter, the residential sector was the main driver of demand, supported by continuing tax incentives. Construction spending from the infrastructure sector remains low given the limited financial resources. Activity from the industrial-and-commercial sector continues to be weak. In addition, adverse weather conditions during December affected volumes for the quarter.

In CEMEX's operations in Germany, domestic gray cement volumes decreased 5% during the fourth quarter and 2% for the full year versus the comparable periods of last year. Demand for building materials for the quarter was affected by poor winter weather conditions during December. Activity in the residential sector continues to recover as low mortgage rates, shrinking unemployment, and higher wages and salaries support this trend. With the depletion of the government's fiscal stimulus funding, infrastructure spending has stabilized. Building permits from the industrial-and-commercial sector have also stabilized.

Domestic gray cement volumes for our operations in Poland increased 14% during the quarter and decreased 1% for the full year versus the comparable period in 2009. The infrastructure sector continues to drive activity for the quarter supported by the development of new infrastructure projects. Activity from the residential sector continues to be stable, due to an increase in mortgage financing during the year. In addition, severe weather conditions during the month of December tempered the positive trend in demand for construction materials for the quarter.

Our domestic gray cement volumes as a whole in the region decreased 4% during the quarter and 8% for the full year versus the comparable periods of last year.

2010 Fourth Quarter Results

Page 4

OPERATING RESULTS

SOUTH/CENTRAL AMERICA AND THE CARIBBEAN

	January - December				Fourth quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Net sales	1,444	1,443	0%	(5%)	366	341	7%	5%
Operating EBITDA	460	511	(10%)	(15%)	97	115	(16%)	(18%)
Operating EBITDA margin	31.9%	35.4%			26.5%	33.8%		

In millions of U.S dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(3%)	(3%)	(2%)	8%	8%	4%
Price (USD)	4%	4%	(1%)	2%	(3%)	(5%)
Price (local currency)	(1%)	1%	(6%)	(1%)	(9%)	(6%)

Domestic gray cement volumes for CEMEX's operations in Colombia remained flat during the quarter and increased 5% for the full year versus the comparable periods of last year. During the quarter, heavy rains affected overall construction activity. The residential sector was the main driver of demand, supported by low-and-middle income housing development. The increase in housing starts and permits increased due to the interest-rate subsidy program. Performance from the industrial-and-commercial sector remains stable.

Our domestic gray cement volumes in the region as a whole decreased 3% during the fourth quarter of 2010 and 3% for the full year versus the comparable periods last year.

AFRICA AND THE MIDDLE EAST

	January - December				Fourth quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Net sales	1,035	1,049	(1%)	(2%)	264	261	1%	3%
Operating EBITDA	369	333	11%	12%	95	68	40%	47%
Operating EBITDA margin	35.7%	31.7%			35.8%	25.9%		

In millions of U.S dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(1%)	(4%)	(4%)	7%	7%	8%
Price (USD)	2%	(3%)	(7%)	(1%)	8%	8%
Price (local currency)	3%	3%	(10%)	(3%)	3%	4%

In Egypt, our domestic gray cement volumes remained flat during the quarter and increased 2% for the full year versus the comparable periods of last year. Construction activity during the quarter continued to be driven by the residential sector, mainly from low-and middle-income housing. Performance from the industrial-and-commercial sector remained stable, while construction spending from the infrastructure sector continued to be affected by low government spending.

Our domestic gray cement volumes in the region as a whole decreased 4% during the quarter and 1% for the full year versus the same periods last year.

2010 Fourth Quarter Results Page 5

OPERATING RESULTS

ASIA

	January - December				Fourth quarter			
	2010	2009	% Var.	l-t-l % Var.*	2010	2009	% Var.	l-t-l % Var.*
Net sales	515	474	9%	3%	125	122	2%	(4%)
Operating EBITDA	123	115	7%	2%	20	21	(9%)	(11%)
Operating EBITDA margin	23.8%	24.2%			15.7%	17.5%		

In millions of U.S dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	9%	(8%)	(2%)	13%	3%	9%
Price (USD)	7%	7%	7%	9%	18%	14%
Price (local currency)	1%	(0%)	1%	3%	7%	4%

In CEMEX's operations in the Philippines, domestic gray cement volumes decreased 11% during the quarter and increased 8% for the full year versus the comparable periods of last year. Sales volume for the quarter was affected by a slowdown in infrastructure projects despite the government's promotion of public-private partnerships. Activity from the residential sector continues to be positive, supported by remittances from overseas workers.

Our domestic gray cement volumes in the region as a whole decreased 8% during the quarter and increased 9% for the full year versus the comparable periods in 2009.

2010 Fourth Quarter Results Page 6

OPERATING EBITDA, FREE CASH FLOW AND DEBT-RELATED INFORMATION

OPERATING EBITDA AND FREE CASH FLOW [1]

	January - December			Fourth quarter		
	2010	2009	% Var.	2010	2009	% Var.
Operating income	856	1,165	(27%)	125	98	28%
+ Depreciation and operating amortization	1,458	1,492		357	375	
Operating EBITDA	2,314	2,657	(13%)	482	474	2%
- Net financial expense	1,118	914		284	263	
- Maintenance capital expenditures	424	241		248	98	
- Change in working capital	52	219		(420)	(497)	
- Taxes paid	335	291		146	147	
- Other cash items (net)	(127)	(21)		(25)	62	
- Free cash flow from discontinued operations	0	(202)		0	0	
Free cash flow after maintenance capital expenditures	512	1,215	(58%)	248	401	(38%)
- Expansion capital expenditures	125	402		49	67	
- Expansion capital expenditures of discontinued operations	0	8		0	0	
Free cash flow	387	805	(52%)	199	334	(40%)

In millions of U.S dollars.

During the quarter, free cash flow of US$199 million plus the reduction in the cash balance was used to prepay debt and for other uses. In addition, we had a positive conversion effect in the amount of US$34 million during the quarter.

INFORMATION ON DEBT AND PERPETUAL NOTES

	Fourth quarter			Third quarter
	2010	2009	% Var.	2010
Total debt	16,409	16,130	2%	16,775
Short-term	3%	4%		4%
Long-term	97%	96%		96%
Perpetual notes	1,320	3,045	(57%)	1,328
Cash and cash equivalents	676	1,077	(37%)	838
Net debt plus perpetual notes	17,053	18,098	(6%)	17,265
Consolidated funded debt/EBITDA*	7.43	N/A		7.61
Interest coverage*	1.95	N/A		1.96

	Fourth quarter	
	2010	2009
Currency denomination		
US dollar	67%	60%
Euro	24%	27%
Mexican peso	9%	12%
Other	0%	1%
Interest rate		
Fixed	38%	25%
Variable	62%	75%

In millions of U.S dollars, except percentages.

* Starting in the second quarter of 2010, calculated in accordance with our contractual obligations under our Financing Agreement.

During the fourth quarter of 2010, CEMEX issued various short-term notes under its Short-Term Promissory Notes Program ("Certificados Bursátiles de Corto Plazo"), which had an outstanding amount of MXN276 million at the end of the quarter.

On January 11, 2011, we closed an offering of US$1,000 million aggregate principal amount of US dollar-denominated senior secured notes (the "Notes"). The Notes will mature in 2018 and will pay a coupon of 9.00% annually. The Notes were issued at a discount at 99.364% of face value and will be callable commencing on the 4th anniversary of their issuance date. CEMEX intends to use the proceeds from the offering for general corporate purposes and to refinance indebtedness.

2010 Fourth Quarter Results

Page 7

EQUITY RELATED AND DERIVATIVE INSTRUMENTS INFORMATION

EQUITY-RELATED INFORMATION

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	10,002,195,399
Less increase (decrease) in the number of CPOs held in subsidiaries	0
Stock based compensation	2,937,537
End-of-quarter CPO-equivalent units outstanding	10,005,132,936

Outstanding units equal total CPOs issued by CEMEX less CPOs held in subsidiaries.
CEMEX has outstanding mandatory convertible securities which upon conversion will increase the number of CPOs outstanding by approximately 172.5 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of December 31, 2010, executives had outstanding options on a total of 94,952,074 CPOs, with a weighted-average strike price of approximately US$1.85 per CPO (equivalent to US$18.52 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of December 31, 2010, our executives held 29,631,025 restricted CPOs, representing 0.3% of our total CPOs outstanding.

DERIVATIVE INSTRUMENTS

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	Fourth quarter		Third quarter
Notional amounts (1)	2010	2009	2010
Equity (2)	1,644	969	1,644
Estimated aggregate fair market value (1) (3)	(55)	(24)	(64)*

In millions of US dollars.
* Corrected from amount originally reported in Third Quarter results

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

Note: Under Mexican FRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of December 31, 2010, in connection with the fair market value recognition of its derivatives portfolio, CEMEX had recognized increases in assets and liabilities resulting in a net liability of US$20 million, which according to our financial agreements, is presented net of the assets associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.

(1) *Excludes an interest-rate swap related to our long-term energy contracts and a swap over the natural gas price in Mexico. As of December 31, 2010, the notional amount of these derivatives was US$195 million, with a positive fair market value of approximately US$35 million.*

(2) *Includes a notional amount of US$360 million in connection with a guarantee given by CEMEX under a financial transaction of its employees' pension fund trust. As of December 31, 2010, the fair value of such financial guarantee represents a liability of US$95 million net of collateral deposit of US$55 million.*

(3) *Net of cash collateral deposited under open positions. Cash collateral was US$160 million as of December 31, 2010.*

2010 Fourth Quarter Results Page 8

OPERATING RESULTS

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

INCOME STATEMENT	January - December				Fourth quarter			
	2010	2009	% Var.	like-to-like % Var. *	2010	2009	% Var.	like-to-like % Var. *
Net Sales	14,069,431	14,544,194	(3%)	(4%)	3,492,052	3,443,799	1%	2%
Cost of Sales	(10,126,796)	(10,269,985)	1%		(2,598,623)	(2,532,490)	(3%)	
Gross Profit	3,942,635	4,274,208	(8%)	(10%)	893,429	911,309	(2%)	(2%)
Selling, General and Administrative Expenses	(3,086,863)	(3,109,444)	1%		(767,956)	(812,996)	6%	
Operating Income	855,772	1,164,764	(27%)	(32%)	125,473	98,312	28%	20%
Other Expenses, Net	(526,587)	(406,517)	(30%)		(220,225)	(219,842)	(0%)	
Operating Income After Other Expenses, Net	329,185	758,247	(57%)		(94,752)	(121,530)	22%	
Financial Expenses	(1,286,672)	(993,610)	(29%)		(328,023)	(315,941)	(4%)	
Financial Income	34,708	28,335	22%		10,454	8,688	20%	
Exchange Gain (loss), Net	73,097	(19,547)	N/A		7,237	50,179	(86%)	
Monetary Position Gain (loss)	21,025	30,533	(31%)		9,374	7,957	18%	
Gain (loss) on Financial Instruments	(75,486)	(156,414)	52%		44,324	20,720	114%	
Total Comprehensive Financing (cost) Income	(1,233,329)	(1,110,703)	(11%)		(256,635)	(228,398)	(12%)	
Net Income Before Income Taxes	(904,145)	(352,456)	(157%)		(351,387)	(349,928)	(0%)	
Income Tax	(355,877)	776,921	N/A		(230,877)	613,203	N/A	
Net Income Before Participation of Uncons. Subs.	(1,260,021)	424,465	N/A		(582,264)	263,275	N/A	
Participation in Unconsolidated Subsidiaries	(41,370)	11,308	N/A		1,557	1,781	(13%)	
Net Income (loss) from Continuing Operations	(1,301,392)	435,773	N/A		(580,707)	265,055	N/A	
Discontinued Operations	0	(314,544)	N/A		0	(478,204)	N/A	
Consolidated Net Income (loss)	(1,301,392)	121,229	N/A		(580,707)	(213,149)	(172%)	
Non-controlling interest Net Income (loss)	2,163	17,610	(88%)		(7,081)	(3,695)	(92%)	
CONTROLLING INTEREST NET INCOME (LOSS)	(1,303,554)	103,619	N/A		(573,625)	(209,454)	(174%)	
Operating EBITDA	2,313,845	2,656,998	(13%)	(16%)	482,043	473,686	2%	1%
Earnings per ADS	(1.30)	0.12	N/A		(0.57)	(0.22)	(163%)	

BALANCE SHEET	As of December 31		
	2010	2009	% Var.
Total Assets	41,674,527	44,483,282	(6%)
Cash and Temporary Investments	675,888	1,077,447	(37%)
Trade Accounts Receivables	986,515	1,022,399	(4%)
Other Receivables	1,304,532	713,536	83%
Inventories	1,257,620	1,313,277	(4%)
Other Current Assets	190,268	210,272	(10%)
Discontinued Operations	0	0	N/A
Current Assets	4,414,823	4,336,931	2%
Fixed Assets	18,726,346	19,775,625	(5%)
Other Assets	18,533,358	20,370,726	(9%)
Discontinued Operations	0	0	N/A
Total Liabilities	24,384,885	24,806,421	(2%)
Current Liabilities	4,459,487	3,759,559	19%
Discontinued Operations	0	0	N/A
Long-Term Liabilities	15,953,178	15,565,358	2%
Other Liabilities	3,972,220	5,481,504	(28%)
Discontinued Operations	0	0	N/A
Consolidated Stockholders' Equity	17,289,642	19,676,861	(12%)
Non-controlling Interest and Perpetual Instruments	1,579,642	3,338,135	(53%)
Stockholders' Equity Attributable to Controlling Interest	15,710,000	16,338,726	(4%)

2010 Fourth Quarter Results Page 9

OPERATING RESULTS

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms)

	January - December			Fourth quarter		
INCOME STATEMENT	2010	2009	% Var.	2010	2009	% Var.
Net Sales	178,259,695	197,801,033	(10%)	43,301,445	45,079,327	(4%)
Cost of Sales	(128,306,510)	(139,671,802)	8%	(32,222,930)	(33,150,297)	3%
Gross Profit	49,953,184	58,129,231	(14%)	11,078,515	11,929,030	(7%)
Selling, General and Administrative Expenses	(39,110,558)	(42,288,442)	8%	(9,522,650)	(10,642,124)	11%
Operating Income	10,842,627	15,840,789	(32%)	1,555,865	1,286,906	21%
Other Expenses, Net	(6,671,859)	(5,528,628)	(21%)	(2,730,793)	(2,877,733)	5%
Operating Income After Other Expenses, Net	4,170,768	10,312,161	(60%)	(1,174,928)	(1,590,827)	26%
Financial Expenses	(16,302,135)	(13,513,093)	(21%)	(4,067,489)	(4,135,669)	2%
Financial Income	439,745	385,359	14%	129,627	113,720	14%
Exchange Gain (loss), Net	926,135	(265,844)	N/A	89,736	656,846	(86%)
Monetary Position Gain (loss)	266,385	415,246	(36%)	116,234	104,152	12%
Gain (loss) on Financial Instruments	(956,412)	(2,127,235)	55%	549,621	271,220	103%
Total Comprehensive Financing (cost) Income	(15,626,283)	(15,105,567)	(3%)	(3,182,270)	(2,989,732)	(6%)
Net Income Before Income Taxes	(11,455,515)	(4,793,406)	(139%)	(4,357,198)	(4,580,558)	5%
Income Tax	(4,508,956)	10,566,131	N/A	(2,862,877)	8,026,822	N/A
Net Income Before Participation of Uncons. Subs.	(15,964,471)	5,772,725	N/A	(7,220,075)	3,446,264	N/A
Participation in Unconsolidated Subsidiaries	(524,162)	153,784	N/A	19,311	23,309	(17%)
Net Income (loss) from Continuing Operations	(16,488,632)	5,926,509	N/A	(7,200,763)	3,469,573	N/A
Discontinued Operations	0	(4,277,792)	N/A	1	(6,259,695)	N/A
Consolidated Net Income (loss)	(16,488,632)	1,648,717	N/A	(7,200,763)	(2,790,122)	(158%)
Non-controlling interest Net Income (loss)	27,399	239,503	(89%)	(87,810)	(48,368)	(82%)
CONTROLLING INTEREST NET INCOME (LOSS)	(16,516,031)	1,409,214	N/A	(7,112,952)	(2,741,754)	(159%)
Operating EBITDA	29,316,419	36,135,168	(19%)	5,977,335	6,200,543	(4%)
Earnings per ADS	(16.53)	1.61	N/A	(7.11)	(2.86)	(149%)

	As of December 31		
BALANCE SHEET	2010	2009	% Var.
Total Assets	515,097,150	582,286,168	(12%)
Cash and Temporary Investments	8,353,976	14,103,778	(41%)
Trade Accounts Receivables	12,193,328	13,383,197	(9%)
Other Receivables	16,124,013	9,340,189	73%
Inventories	15,544,188	17,190,802	(10%)
Other Current Assets	2,351,709	2,752,455	(15%)
Discontinued Operations	0	0	N/A
Current Assets	54,567,214	56,770,421	(4%)
Fixed Assets	231,457,632	258,862,937	(11%)
Other Assets	229,072,304	266,652,810	(14%)
Discontinued Operations	0	0	N/A
Total Liabilities	301,397,176	324,716,054	(7%)
Current Liabilities	55,119,259	49,212,622	12%
Discontinued Operations	0	0	N/A
Long-Term Liabilities	197,181,275	203,750,540	(3%)
Other Liabilities	49,096,643	71,752,892	(32%)
Discontinued Operations	0	0	N/A
Consolidated Stockholders' Equity	213,699,974	257,570,115	(17%)
Non-controlling Interest and Perpetual Instruments	19,524,378	43,696,191	(55%)
Stockholders' Equity Attributable to Controlling Interest	194,175,595	213,873,924	(9%)

2010 Fourth Quarter Results
Page 10

OPERATING RESULTS

Operating Summary per Country

In thousands of U.S. dollars

NET SALES	January - December 2010	2009	% Var.	like-to-like % Var. *	Fourth quarter 2010	2009	% Var.	like-to-like % Var. *
Mexico	3,434,750	3,113,132	10%	3%	902,030	722,678	25%	18%
U.S.A.	2,490,892	2,825,272	(12%)	(12%)	572,115	601,693	(5%)	(5%)
Europe	4,793,209	5,359,526	(11%)	(7%)	1,129,925	1,322,214	(15%)	(8%)
South / Central America and Caribbean	1,443,789	1,442,700	0%	(5%)	365,715	340,533	7%	5%
Africa and Middle East	1,034,790	1,048,724	(1%)	(2%)	264,223	261,372	1%	3%
Asia	515,291	473,840	9%	3%	124,832	122,256	2%	(4%)
Others and intercompany eliminations	*356,711*	*281,000*	*27%*	*27%*	*133,211*	*73,052*	*82%*	*82%*
TOTAL	14,069,431	14,544,194	(3%)	(4%)	3,492,052	3,443,799	1%	2%

GROSS PROFIT	January - December 2010	2009	% Var.	like-to-like % Var. *	Fourth quarter 2010	2009	% Var.	like-to-like % Var. *
Mexico	1,636,741	1,559,309	5%	(2%)	433,390	364,469	19%	13%
U.S.A.	(48,654)	277,736	N/A	N/A	(28,951)	46,350	N/A	N/A
Europe	1,196,946	1,389,517	(14%)	(11%)	260,659	324,238	(20%)	(14%)
South / Central America and Caribbean	594,424	613,098	(3%)	(9%)	133,021	147,290	(10%)	(12%)
Africa and Middle East	415,155	372,214	12%	13%	111,546	81,100	38%	44%
Asia	172,699	154,375	12%	6%	31,789	32,732	(3%)	(9%)
Others and intercompany eliminations	*(24,676)*	*(92,042)*	*73%*	*73%*	*(48,026)*	*(84,870)*	*43%*	*43%*
TOTAL	3,942,635	4,274,208	(8%)	(10%)	893,429	911,309	(2%)	(2%)

OPERATING INCOME	January - December 2010	2009	% Var.	like-to-like % Var. *	Fourth quarter 2010	2009	% Var.	like-to-like % Var. *
Mexico	1,004,349	1,021,605	(2%)	(8%)	249,402	216,393	15%	9%
U.S.A.	(655,426)	(456,552)	(44%)	(44%)	(174,510)	(126,659)	(38%)	(38%)
Europe	114,353	248,805	(54%)	(52%)	3,922	18,848	(79%)	(78%)
South / Central America and Caribbean	369,944	414,613	(11%)	(16%)	71,661	94,496	(24%)	(26%)
Africa and Middle East	322,832	286,795	13%	14%	83,635	55,856	50%	57%
Asia	101,296	93,955	8%	3%	14,133	16,097	(12%)	(13%)
Others and intercompany eliminations	*(401,577)*	*(444,458)*	*10%*	*14%*	*(122,770)*	*(176,719)*	*31%*	*32%*
TOTAL	855,772	1,164,764	(27%)	(32%)	125,473	98,312	28%	20%

2010 Fourth Quarter Results

Page 11

OPERATING RESULTS

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales

	January - December				Fourth quarter			
OPERATING EBITDA	2010	2009	% Var.	like-to-like % Var. *	2010	2009	% Var.	like-to-like % Var. *
Mexico	1,152,825	1,159,675	(1%)	(7%)	287,272	251,240	14%	8%
U.S.A.	(44,873)	142,817	N/A	N/A	(36,049)	(4,509)	(700%)	(700%)
Europe	434,194	595,897	(27%)	(24%)	80,874	108,671	(26%)	(20%)
South / Central America and Caribbean	460,168	510,609	(10%)	(15%)	96,900	115,141	(16%)	(18%)
Africa and Middle East	369,464	332,809	11%	12%	94,698	67,590	40%	47%
Asia	122,587	114,715	7%	2%	19,618	21,444	(9%)	(11%)
Others and intercompany eliminations	*(180,521)*	*(199,524)*	*10%*	*19%*	*(61,270)*	*(85,890)*	*29%*	*32%*
TOTAL	2,313,845	2,656,998	(13%)	(16%)	482,043	473,686	2%	1%

OPERATING EBITDA MARGIN	2010	2009	2010	2009
Mexico	33.6%	37.3%	31.8%	34.8%
U.S.A.	(1.8%)	5.1%	(6.3%)	(0.7%)
Europe	9.1%	11.1%	7.2%	8.2%
South / Central America and Caribbean	31.9%	35.4%	26.5%	33.8%
Africa and Middle East	35.7%	31.7%	35.8%	25.9%
Asia	23.8%	24.2%	15.7%	17.5%
CONSOLIDATED MARGIN	16.4%	18.3%	13.8%	13.8%

2010 Fourth Quarter Results
Page 12

OPERATING RESULTS

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.
Ready-mix: Thousands of cubic meters.

	January - December			Fourth quarter		
	2010	2009	% Var.	2010	2009	% Var.
Consolidated cement volume *	65,646	65,052	1%	16,103	15,438	4%
Consolidated ready-mix volume	51,001	53,920	(5%)	13,005	12,750	2%
Consolidated aggregates volume	158,458	167,950	(6%)	38,693	39,922	(3%)

Per-country volume summary

	January - December	Fourth quarter	Fourth quarter 2010 Vs.
DOMESTIC GRAY CEMENT VOLUME	2010 Vs. 2009	2010 Vs. 2009	Third quarter 2010
Mexico	(4%)	(0%)	(4%)
U.S.A.	(0%)	3%	(13%)
Europe	(8%)	(4%)	(24%)
South / Central America and Caribbean	(3%)	(3%)	(0%)
Africa and Middle East	(1%)	(4%)	(2%)
Asia	9%	(8%)	(9%)
READY-MIX VOLUME			
Mexico	(4%)	24%	18%
U.S.A.	(7%)	(10%)	(17%)
Europe	(7%)	(7%)	(19%)
South / Central America and Caribbean	(2%)	8%	(2%)
Africa and Middle East	(4%)	7%	22%
Asia	(2%)	13%	38%
AGGREGATES VOLUME			
Mexico	(1%)	30%	27%
U.S.A.	(5%)	(7%)	(19%)
Europe	(8%)	(11%)	(23%)
South / Central America and Caribbean	8%	4%	(7%)
Africa and Middle East	7%	8%	13%
Asia	3%	9%	21%

* Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2010 Fourth Quarter Results

Page 13

OPERATING RESULTS

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - December 2010 Vs. 2009	Fourth quarter 2010 Vs. 2009	Fourth quarter 2010 Vs. Third quarter 2010
Mexico	8%	9%	4%
U.S.A.	(8%)	(8%)	(1%)
Europe (*)	(8%)	(11%)	2%
South / Central America and Caribbean (*)	4%	4%	(3%)
Africa and Middle East (*)	2%	(3%)	(1%)
Asia (*)	7%	7%	(2%)

READY-MIX PRICE	January - December 2010 Vs. 2009	Fourth quarter 2010 Vs. 2009	Fourth quarter 2010 Vs. Third quarter 2010
Mexico	11%	12%	5%
U.S.A.	(11%)	(4%)	0%
Europe (*)	(6%)	(7%)	4%
South / Central America and Caribbean (*)	(1%)	2%	(0%)
Africa and Middle East (*)	(7%)	(1%)	2%
Asia (*)	7%	9%	1%

AGGREGATES PRICE	January - December 2010 Vs. 2009	Fourth quarter 2010 Vs. 2009	Fourth quarter 2010 Vs. Third quarter 2010
Mexico	19%	16%	8%
U.S.A.	(4%)	1%	4%
Europe (*)	(4%)	(6%)	4%
South / Central America and Caribbean (*)	(3%)	(5%)	(1%)
Africa and Middle East (*)	8%	8%	3%
Asia (*)	18%	14%	(2%)

(*) Volume weighted-average price.

2010 Fourth Quarter Results

Page 14

OPERATING RESULTS

Price Summary

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - December 2010 Vs. 2009	Fourth quarter 2010 Vs. 2009	Fourth quarter 2010 Vs. Third quarter 2010
Mexico	0%	4%	1%
U.S.A.	(8%)	(8%)	(1%)
Europe (*)	(5%)	(4%)	(1%)
South / Central America and Caribbean (*)	(1%)	1%	(1%)
Africa and Middle East (*)	3%	3%	(0%)
Asia (*)	1%	(0%)	(5%)

READY-MIX PRICE			
Mexico	3%	6%	2%
U.S.A.	(11%)	(4%)	0%
Europe (*)	(1%)	0%	1%
South / Central America and Caribbean (*)	(6%)	(1%)	1%
Africa and Middle East (*)	(10%)	(3%)	0%
Asia (*)	1%	3%	(0%)

AGGREGATES PRICE			
Mexico	11%	10%	4%
U.S.A.	(4%)	1%	4%
Europe (*)	1%	1%	1%
South / Central America and Caribbean (*)	(9%)	(6%)	0%
Africa and Middle East (*)	3%	4%	(0%)
Asia (*)	7%	4%	(3%)

(*) Volume weighted-average price.

2010 Fourth Quarter Results

Page 15

OTHER ACTIVITIES

CEMEX wins prestigious social media award On November 1, 2010, CEMEX announced that it was chosen for this year’s Forrester Groundswell Awards as a winner in the Management: Collaboration Systems category. The category recognized major social networking initiatives such as the company’s Shift program. Shift is a new collaboration platform for CEMEX employees worldwide, combining elements of popular social networks, wikis, and communications tools to encourage efficient and meaningful company-wide sharing of innovative ideas and best practices. The platform launched in January of 2010, and now more than 17,500 CEMEX employees worldwide are active participants. Since its launch more than 500 virtual communities transcending typical corporate structures, departments, and titles, have been created by users. This fourth annual Forrester Groundswell Awards recognized CEMEX for the Shift platform’s use of social media applications toward achieving genuine employee collaboration. More information about the Forrester Groundswell Awards is available at: http://www.forrester.com/empowered. CEMEX to contribute with proposals to address climate change at COP16 On November 24, 2010, CEMEX announced its official participation in the 16th edition of Conference of the Parties of the United Nations Framework Convention on Climate Change (COP16). The conference aimed to continue efforts toward creating an international consensus on cutting carbon emissions and finding solutions to climate change. In addition to being an official COP16 sponsor, CEMEX played an important role in supporting the objectives of last year’s meeting by presenting concise and effective proposals that demonstrate the significant role of ready-mix concrete in a low-carbon world. CEMEX also entered into an agreement with Mexico’s Ministry of Environment and Natural Resources (Secretaria de Medio Ambiente y Recursos Naturales, SEMARNAT) to participate as an official COP16 sponsor. CEMEX’s sponsorship will help offset carbon emissions at the 2010 United Nations Climate Change Conference (COP16) and to contribute resources to its SEMARNAT’s Environmental Leadership for Competitiveness program. The agreement outlines two commitments. The first is a sponsorship of US$100,000 to offset the carbon emissions generated by one of the official facilities that will host COP16 events in Cancun: the Climate Change Villa. The funds will be administered by Pronatura, a Mexican NGO dedicated to the conservation of flora, fauna and priority ecosystems, and will be used for reforestation and maintenance of 1,300 hectares in the state of Oaxaca, Mexico, which will benefit families in 10 communities in the state. This will help offset 10,000 tons of CO2 emissions, the equivalent of approximately 25% of the total emissions estimated to be generated during COP16. The second part of the agreement will provide US$150,000 to fund the Environmental Leadership for Competitiveness Program (El Programa de Liderazgo Ambiental para la Competitividad) in Mexico. Under the program, in which SEMARNAT provides matching funds, training and development programs are offered to small and medium-size companies to foster environmentally responsible practices such as improved water preservation, reduction in energy consumption, and better waste management systems at their facilities. This joint effort will benefit approximately 540 companies with more than 4,300 training hours in environmental leadership. CEMEX confirms receipt of notice from European Commission pursuant to its investigation launched in November 2008 On December 9, 2010, CEMEX announced that it had been informed today by the European Commission of its decision to initiate formal proceedings in respect of possible anticompetitive practices in Austria, Belgium, the Czech Republic, France, Germany, Italy, Luxembourg, the Netherlands, Spain, and the UK. The Commission indicated that CEMEX, as well as seven other companies, will be included in these proceedings. This development stems from an investigation launched by the European Commission in November 2008. In its notification, the Commission stated that “The initiation of proceedings does not imply that the Commission has conclusive proof of the infringements but merely signifies that the Commission will deal with the case as a matter of priority.” CEMEX has cooperated with the investigation, and maintains that it has always acted in accordance with applicable laws and regulations, and intends to defend its position vigorously in these proceedings. CEMEX issued US$1 billion of senior secured notes On January 4, 2011, CEMEX announced the pricing of an offering of US$1 billion in US dollar-denominated senior secured notes (the “Notes”). The Notes will mature in 2018 and pay a coupon of 9.00% annually. The Notes were issued at a discount at 99.364% of face value and will be callable commencing on their 4th anniversary. The closing of the offering was on January 11, 2011. CEMEX intends to use the proceeds from the offering for general corporate purposes, which may include the repayment of indebtedness, including indebtedness under CEMEX’s Financing Agreement completed on August 14, 2009, as amended, all in accordance with the terms of the Financing Agreement. This transaction is intended to improve CEMEX’s debt maturity profile and reduce short-term refinancing risk. The Notes share in the collateral pledged to the lenders under the Financing Agreement and other senior secured indebtedness having the benefit of such collateral, and are guaranteed by CEMEX México, S.A. de C.V.; CEMEX España, S.A.; and New Sunward Holding B.V. The Notes and the guarantees thereof have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and they may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. 2010 Fourth Quarter Results Page 16

OTHER INFORMATION

In connection with the sale of our Australian assets on October 1, 2009, our income statements for the twelve-month periods ended December 31, 2009, presented elsewhere in this quarterly report, include the reclassification line-by-line of CEMEX Australia’s results of operations, net of income tax, for the nine-month period to a single line item “Discontinued Operations” before net income. According to Mexican Financial Reporting Standards (MFRS), during the fourth quarter of 2009, “Discontinued Operations” includes the result on the sale of our Australian assets representing a loss, net of income tax, of approximately US$446 million. This loss represents the difference between the selling price of approximately US$1.7 billion and the carrying amount of the net assets, including foreign currency translation effects accrued in equity. Selected condensed financial information from the income statement for CEMEX Australia for the nine-month period ended September 30, 2009 is as follows: Millions of pesos September 30, 2009 Net sales MXN 13,015 Operating income MXN 1,198 Mexican Tax Reform 2010 In November 2009, the Mexican Congress approved amendments to the income tax law that are effective beginning January 1, 2010. The new law included changes to the tax consolidation regime that will require CEMEX, among other things, to determine income taxes as if the tax consolidation provisions in Mexico did not exist from 1999 and onward. These changes also required the payment of taxes on dividends between entities of the tax consolidation group (specifically, dividends paid from profits that were not taxed in the past), certain special items in the tax consolidation, as well as tax loss carryforwards generated by entities within the consolidated tax group that should had been recovered by such individual entities over the succeeding 10 years. This new law increased the statutory income tax rate from 28% to 30% for the years 2010 to 2012, 29% for 2013, and decreasing to 28% for 2014 and future years. Pursuant to the new tax law, the Parent Company was required to pay in 2010 (at the new 30% tax rate) 25% of the tax that result from eliminating the tax consolidation effects from 1999 to 2004. The remaining 75% should be paid as follows: 25% in 2011, 20% in 2012, 15% in 2013 and 15% in 2014. In connection with the consolidation effects originated after 2004, these should be considered during the sixth fiscal year following their origination and will be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15%, and 15%). Applicable taxes payable as a result of the changes to the tax consolidation regime will be increased by inflation as required by the Mexican income tax law. As of December 31, 2009, based on Interpretation 18, The Parent Company recognized the nominal value of estimated taxes payable in connection with the aforementioned amendments in the law for approximately US$799 million. This amount was recognized by the Parent Company as a tax payable on its balance sheet against “Other non-current assets” for approximately US$628 million, in connection with the net liability recognized before the new tax law and that the Parent Company expects to realize in connection with the payment of this tax liability; and approximately US$171 million against “Retained earnings” for the portion, according to the new law, related to: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and c) other transactions between the companies included in the tax consolidation that represented the transfer of resources within such group. In December 2010, pursuant to additional rules, the tax authorities eliminated certain aspects in the law in connection with the taxable amount for the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity. As a result, the Parent Company reduced its estimated tax payable for approximately US$235 million against a credit to “Retained earnings.” In 2010, changes in the Parent Company’s tax payable associated to the tax consolidation in Mexico are as follows (US$ Millions): 2010 Balance at the beginning of the period $799 Income tax received from subsidiaries $202 Restatement for the period $28 Payments during the period ($26) Deduction associated with additional tax rules ($235) Other $47 Balance at the end of the period $815 As of December 31, 2010, the balance of tax loss carryforwards that have not been considered in the tax consolidation is approximately US$463 million. As of December 31, 2010, the estimated payment schedule of taxes payable resulting from changes in the tax consolidation regime in Mexico was as follows: 2010 (US$ Millions) 2011 $40 2012 $54 2013 $54 2014 $156 2015 $165 2016 and thereafter $346 $815 Effects of the nationalization of CEMEX Venezuela on our financial statements Our consolidated balance sheets as of December 31, 2010 and 2009, presented elsewhere in this quarterly report, include within “Other Assets” our net investment in our confiscated Venezuelan assets as of the same dates. Our net investment in our Venezuelan assets as of December 31, 2010 and 2009 is as follows: Millions of pesos December 31, 2010 December 31, 2009 Net total assets MXN6,203 MXN6,147 Accounting effects related to the exercise of Ready Mix USA’s put option In relation to CEMEX’s joint ventures with Ready Mix USA, a) CEMEX Southeast, LLC, the joint venture owned at 50.01% by CEMEX; and b) Ready Mix USA LLC, the joint venture owned at 50.01% by Ready Mix USA, on September 30, 2010, Ready Mix USA exercised its put option. As a result, upon closing of the transaction, which will take place upon performance of the obligations by both parties under the put option agreement, and that is expected in September 2011, CEMEX will acquire its venture partner’s interests in the two joint ventures. CEMEX’s purchase price for its partner’s interests including a non-compete agreement will be approximately US$355 million. Ready Mix USA will continue to manage the joint venture in which it has a majority interest (Ready Mix USA LLC) until the closing of the transaction. As of December 31, 2010, CEMEX has not recognized a liability as the fair value of the net assets exceeds the estimated purchase price. Had the purchase price exceeded the fair value of the net assets to be acquired, a loss would have been recognized. As of December 31, 2010, Ready Mix USA, LLC had approximately US$27 million (unaudited) in net debt (debt less cash and cash equivalents), which will be consolidated upon closing of the transaction. 2010 Fourth Quarter Results Page 17

DEFINITION OF TERMS AND DISCLOSURES

Methodology for translation, consolidation, and presentation of results

Under MFRS, beginning January 1, 2008, CEMEX translates the financial statements of those foreign subsidiaries operating in low-inflation environments using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement, while for foreign subsidiaries operating in high-inflation environments, CEMEX uses the exchange rates at the reporting date for the balance sheet and income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for fourth quarter 2010 and fourth quarter 2009 are 12.40 and 13.09 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico as of December 31, 2010, and December 31, 2009, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2010 and 2009, provided below.

Breakdown of regions

The South/Central America and Caribbean region includes CEMEX's operations in Argentina, Colombia, Costa Rica, the Dominican Republic, Guatemala, Jamaica, Nicaragua, Panama, and Puerto Rico, as well as trading operations in the Caribbean region.

Europe includes operations in Austria, Croatia, the Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Latvia, Norway, Poland, Spain, Sweden, and the United Kingdom.

Africa and Middle East includes operations in Egypt, Israel, and the United Arab Emirates.

The Asia region includes operations in Bangladesh, Malaysia, the Philippines, Taiwan, and Thailand.

Disclosure on cement volumes

As of the second quarter 2010, we changed our reporting base for our cement volumes from total domestic cement including gray and white cement, mortar and clinker to domestic gray cement, except where indicated.

Definition of terms

Expansion capital expenditures consist of expansion spending on our cement, ready-mix, and other businesses in existing markets.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures consist of maintenance spending on our cement, ready-mix, and other businesses in existing markets.

Net debt equals total debt minus cash and cash equivalents, and does not include our obligations in respect of our perpetual notes and loans, which are treated as equity obligations under Mexican financial reporting standards.

Operating EBITDA equals operating income plus depreciation and operating amortization.

pp equals percentage points

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,000.3 million for fourth quarter 2010, 999.2 million for the full year 2010, 998.0 million for fourth quarter 2009, and 893.2 million for the full year 2009.

According to the Mexican NIF B-14 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings. The shares issued as a result of share dividends and recapitalizations should be considered as issued at the beginning of the period.

Exchange rates	January - December		Fourth quarter	
	2010 Average	2009 Average	2010 Average	2009 Average
Mexican peso	12.67	13.60	12.40	13.09
Euro	0.7582	0.7190	0.7432	0.6802
British pound	0.6484	0.6403	0.6368	0.6100

Amounts provided in units of local currency per U.S. dollar.

2010 Fourth Quarter Results Page 18